Exhibit 12.2

ConAgra Agricultural Products Business

Pro Forma Computation of Ratios of Earnings to Fixed Charges

(dollars in thousands)

	Fiscal Year Ended 2003	Twenty-six weeks Ended August 24, 2003	Twelve months Ended August 24, 2003
Fixed Charges as Defined:
Interest expense	$33,072	$15,873	$31,792
One third of non-cancellable lease rent	15,199	6,985	14,585

Total fixed charges (A)	$48,271	$22,858	$46,377

Earnings as Defined:
Pretax income	$39,596	$85,812	$67,781
Add fixed charges	48,271	22,858	46,377

Earnings and fixed charges (B)	$87,867	$108,670	$114,158

Ratio of earnings to fixed charges (B/A)	1.82	4.75	2.46